UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NAVIGANT CONSULTING, INC.

(Name of Subject Company (Issuer))

NAVIGANT CONSULTING, INC.

(Name of Filing Person (Issuer))

Common Stock, Par Value $0.001 Per Share

(including the associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

63935N107

(CUSIP Number of Class of Securities)

Richard X. Fischer

Vice President,

General Counsel and Secretary

Navigant Consulting, Inc.

615 North Wabash Avenue

Chicago, Illinois 60611

(312) 573-5600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Steven Sutherland

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$236,250,000	$25,279

*Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 10,500,000 shares of common stock at the maximum tender offer price of $22.50 per share.

**The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals $107 per million of the value of the transaction.

☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,279	Filing Party: Navigant Consulting, Inc.

Form or Registration No.: Schedule TO	Date Filed: May 9, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements Amendment No. 1 filed with the Securities and Exchange Commission on May 31, 2007 and the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Navigant Consulting, Inc., a Delaware corporation (the “Company”), on May 9, 2007 to purchase up to 10.5 million shares of its common stock, par value $0.001 per share, including the associated preferred stock purchase rights (the “rights”) issued under the Rights Agreement, dated as of December 15, 1999, between the Company and LaSalle Bank, N.A. (as successor to American Stock Transfer & Trust Company), as Rights Agent, at a price not greater than $22.50 nor less than $19.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Tender Offer”).

The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment incorporates by reference the press release issued by the Company on June 8, 2007 that announced the preliminary results of the Tender Offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(K)	Press Release dated June 8, 2007 (incorporated by reference from the Company’s Current Report on Form 8-K dated June 8, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2007	NAVIGANT CONSULTING, INC.

	By:	/s/ RICHARD X. FISCHER
Name: Richard X. Fischer Title: Vice President, General Counsel and Secretary

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated May 9, 2007

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2007

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2007

(a)(1)(F)	Press Release, dated May 9, 2007 (incorporated by reference from Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated May 9, 2007)

(a)(1)(G)*	Form of Summary Advertisement, dated May 9, 2007

(a)(1)(H)*	Form of Letter to Participants in the Navigant Consulting 401(k) Plan, dated May 9, 2007

(a)(1)(I)*	Questions and Answers for Employees Regarding Tender Offer

(a)(1)(J)	Press Release dated May 31, 2007 (incorporated by reference from the Company’s Current Report on Form 8-K dated May 31, 2007)

(a)(1)(K)	Press Release dated June 8, 2007 (incorporated by reference from the Company’s Current Report on Form 8-K dated June 8, 2007).

(a)(2)	Not Applicable

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(b)*	Credit Facilities Commitment Letter between Navigant Consulting, Inc. and Bank of America, N.A. and Banc of America Securities LLC, dated April 25, 2007

(b)(2)	Fourth Amended and Restated Credit Agreement among Navigant Consulting, Inc., the foreign borrowers identified therein, certain subsidiaries of Navigant Consulting, Inc. identified therein, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, LaSalle Bank National Association, as Syndication Agent and the other lenders party thereto (incorporated by reference from the Company’s Current Report on Form 8-K dated May 31, 2007).

(d)(1)	Rights Agreement dated as of December 15, 1999 between the Company and American Stock Transfer & Trust Company, as Rights Agent, (which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C) (incorporated by reference from the Company’s Current Report on Form 8-K dated December 17, 1999)

(d)(2)	Substitution of Successor Rights Agent and Amendment No. 1 to Rights Agreement dated as of June 1, 2005 between the Company and LaSalle Bank, as Successor Rights Agent (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)

(d)(3)	Long-Term Incentive Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

(d)(4)	2001 Supplemental Equity Incentive Plan of the Company (incorporated by reference from the Company’s Registration Statement on Form S-8 (Registration No. 333-81680) filed with the SEC on January 30, 2002)

(d)(5)	Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Registration Statement on Form S-8 (Registration No. 333-53506) filed with the SEC on January 10, 2001)

(d)(6)	Amendment No. 1 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1998)

(d)(7)	Amendment No. 2 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1998)

(d)(8)	Amendment No. 3 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

(d)(9)	Amendment No. 4 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

(d)(10)	Amendment No. 5 to Employee Stock Purchase Plan of the Company (incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

(d)(11)	2005 Long-Term Incentive Plan of the Company, as amended (incorporated by reference from the Company’s Schedule 14A containing the Company’s Definitive Notice and Proxy Statement dated March 28, 2007)

(d)(12)	Navigant Consulting, Inc. Employee Stock Purchase Plan, effective January 1, 2007 (incorporated by reference from the Company’s Schedule 14A containing the Company’s Definitive Notice and Proxy Statement dated March 27, 2006)

(d)(13)	Form of Restricted Stock Award Agreement (incorporated by reference from the Company’s Current Report on Form 8-K dated March 9, 2007)

(d)(14)	Form Non-Qualified Stock Option Award (incorporated by reference from the Company’s Current Report on Form 8-K dated March 9, 2007)

(d)(15)	Navigant Consulting, Inc. Directors’ Deferred Fees Plan (incorporated by reference from the Company’s Current Report on Form 8-K dated March 9, 2007)

(d)(16)	First Amendment of the Navigant Consulting, Inc. 2001 Supplemental Equity Incentive Plan, effective as of April 16, 2007 (incorporated by reference from the Company’s Current Report on Form 8-K dated April 17, 2007)

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on Schedule TO on May 9, 2007.